UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Decree 9,355/2018

—

Rio de Janeiro, October 2, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 01/14/2019, informs that the Federal Supreme Court judged, by majority of votes, dismissing the direct action of unconstitutionality (ADI 5942/DF) that questioned the Decree 9,355/2018, edited to regulate the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, as well as to discipline the hiring made by Petrobras as operator of consortiums formed for exploration and production of oil and gas fields.

With this decision, the Federal Supreme Court granted legal security to the regime applicable to the company's E&P asset divestment projects and to its hiring as an operator of consortiums formed to explore and produce these assets.

In this way, Petrobras ensures the strategy of portfolio optimization and improvement of capital allocation, as well as its performance as a world-class deepwater and ultra-deepwater asset operator, where the company has shown great competitive differential over the years, thus allowing a greater generation of value for our shareholders.

Finally, Petrobras reinforces its commitment to the broad transparency of its divestment and portfolio management projects.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer